SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________
Commission file number 1-15295
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TELEDYNE TECHNOLOGIES INCORPORATED 1049 Camino Dos Rios Thousand Oaks, California 91360-2362

Financial Statements and
Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
Year Ended December 31, 2010
With Report of Independent Registered Public
Accounting Firm

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements
and Supplemental Schedule
Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Teledyne Technologies Incorporated
As Plan Administrator of the Teledyne Technologies Incorporated 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 28, 2011

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
	(In thousands)

Assets
Investments, at fair value	$465,509	$400,145
Notes receivable from participants	11,073	10,280
Other receivables	—	72

Total assets	476,582	410,497

Liabilities
Other liabilities	105	378

Total liabilities	105	378

Net assets reflecting investments at fair value	476,477	410,119
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(108)	226

Net assets available for benefits	$476,369	$410,345

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010
(In thousands)

Additions (deductions):
Contributions:
Employee	$32,180
Employer, net of forfeitures	7,426
Rollover	4,071

Total contributions	43,677

Investment income:
Interest and dividend income	6,537
Net appreciation in fair value of investments	45,732

Net investment income	52,269

Interest income from notes receivable from participants	9

Distributions to participants	(29,883)
Administrative and other expenses	(48)

Net increase	66,024
Net assets available for benefits:
Beginning of year	410,345

End of year	$476,369

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. An employee who first becomes an eligible employee on or after January 1, 2011 shall be deemed to have elected to contribute 3% of eligible wages from each periodic payment of eligible wages unless or until such deemed election is revoked. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. The Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution or $375 on or after September 22, 2010 in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually or $375 on or after September 22, 2010 for each participant. Former employees of the Rockwell Scientific Company hired before January 1, 2008 will receive a Company match of 50% of the first 8% of qualifying employee contributions.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Participant Accounts
Separate accounts are maintained by the recordkeeper for each participant. Each participant may direct their account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in his or her accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule. Former employees of the Rockwell Scientific Company hired before January 1, 2008 will have their Company Match Account and all earnings thereon follow a three-year annual vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.
The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.
Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pre-tax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
New Accounting Pronouncements
Fair Value Disclosures. In January 2010, the Financial Accounting Standards Board (FASB) issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities, and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. Adoption of guidance did not materially affect the Plan’s financial statements.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
Valuation of Investments
The Plan’s investments are stated at fair value.
In accordance with U.S. generally accepted accounting principles, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. During 2007, the Plan began to invest in fully benefit-responsive investment contracts through a common collective trust, Fidelity Managed Income Portfolio (MIP). The statements of net assets available for benefits present the fair value of the Fidelity MIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity MIP is based on the net asset value determined by Fidelity Management Trust Company, the trustee of the Plan, and is based on the fair value of the underlying investment contracts and quoted redemption values on the last business day of the Plan’s year-end. The contract value of

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
the Fidelity MIP represents contributions plus earnings, less participant withdrawals and administrative expenses, transacted at the fund’s adjusted net asset value.
Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Fidelity Mutual Funds: Valued at the net asset value of shares held by the Plan at year-end.
Non-Fidelity Mutual Funds: Valued at the net asset value of shares held by the Plan at year-end.
Fidelity Lifecycle Funds: Valued at the net asset value of shares held by the Plan at year-end.
Self Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year,
Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: These funds include both money market funds and the Fidelity MIP. These funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of the Fidelity MIP is based on the fair value of the underlying investment contracts and quoted redemption values of other securities on the last business day of the plan’s year-end as reported by the issuer of the fund. The fair value of fully-benefit responsive investment contracts included in the Fidelity MIP is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date,
In accordance with U.S., generally accepted accounting principles, each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 —	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 —	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 —	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2010 and 2009, respectively (in thousands):

2010

Description of Investment	Level 1	Level 2	Level 3	Total

Mutual funds:
Blended	$98,583	$—	$—	$98,583
Bonds	81,787	—	—	81,787
Domestic equity	211,613	—	—	211,613
International equity	28,380	—	—	28,380
Brokerage link	9,014	—	—	9,014
Common collective trusts	—	13,313	—	13,313
Teledyne Technologies Incorporated Common Stock Fund	22,819	—	—	22,819

	$452,196	$13,313	$—	$465,509

2009

Description of Investment	Level 1	Level 2	Level 3	Total

Mutual funds:
Blended	$78,636	$—	$—	$78,636
Bonds	82,011	—	—	82,011
Domestic equity	172,627	—	—	172,627
International equity	27,147	—	—	27,147
Brokerage link	6,943	—	—	6,943
Common collective trusts	—	12,177	—	12,177
Teledyne Technologies Incorporated Common Stock Fund	20,604	—	—	20,604

	$387,968	$12,177	$—	$400,145

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the financial statements.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Plan does not guarantee any rates of return or investment results.
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 (in thousands):

	2010	2009

Fidelity Fund K	$52,513	$48,028
Fidelity Growth Company Fund K	37,819	31,610
Fidelity Diversified International Fund	28,380	27,147
Fidelity Freedom K 2020 Fund	34,901	30,987
Fidelity Retirement Money Market Portfolio	46,576	46,052
Fidelity U.S. Bond Index Fund	35,211	33,495
Teledyne Technologies Incorporated Common Stock	*	20,604
Fidelity Mid-Cap Stock Fund	24,013	*

*	Investment balance represents less than 5% of the Plan’s net assets.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

3. Investments (continued)
During 2010, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as follows (in thousands):

Mutual funds	$41,775
Common stock	3,036
Brokerage link (primarily common stock)	921

$45,732

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
5. Parties-in-Interest
During 2010, the Plan invested in mutual funds and common collective trust funds managed by Fidelity. There were no trustee and investment fees paid by the Plan in 2010.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 483,252 and 499,516 shares of Teledyne Technologies Incorporated common stock at December 31, 2010 and 2009, respectively.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$476,369	$410,345
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	108	(226)

Net assets available for benefits per the Form 5500	$476,477	$410,119

The following is a reconciliation of net increase per the financial statements to net income on the Form 5500 for the year ended December 31, 2010 (in thousands):

Net increase per the financial statements	$66,024
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	334

Net income per the Form 5500	$66,358

7. Subsequent Event
In July 2010, Teledyne acquired Intelek plc. In January 2011, net assets of $2.6 million related to a 401(k) of a U.S. based subsidiary of Intelek plc were transferred into the Plan.

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385                    Plan Number: 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010
(In thousands, except for unit/share information)

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par,
Lessor or Similar Party	or Maturity Value	Current Value
Fidelity*	Fidelity Fund	$52,513
Fidelity*	Growth Company Fund K	37,819
Fidelity*	Value Fund	17,870
Fidelity*	Capital Appreciation Fund	13,307
Fidelity*	Diversified International Fund	28,380
Fidelity*	Mid-Cap Stock Fund	24,013
Fidelity*	Large Cap Stock Fund	11,629
Fidelity*	Freedom K Income Fund	3,018
Fidelity*	Freedom 2000 Fund	1,373
Fidelity*	Freedom 2005 Fund	896
Fidelity*	Freedom 2010 Fund	12,912
Fidelity*	Freedom 2015 Fund	7,709
Fidelity*	Freedom 2020 Fund	34,901
Fidelity*	Freedom 2025 Fund	7,260
Fidelity*	Freedom 2030 Fund	21,118
Fidelity*	Freedom 2035 Fund	3,029
Fidelity*	Freedom 2040 Fund	4,836
Fidelity*	Freedom 2045 Fund	716
Fidelity*	Freedom 2050 Fund	815
Fidelity*	Retirement Money Market Portfolio	46,576
Fidelity*	U.S. Bond Index Fund	35,211
Fidelity*	Brokerage Link	9,014
Fidelity*	Managed Income Portfolio	13,313
Morgan Stanley Institutional	Small Company Growth Fund	5,413
Wells Fargo Advantage	Small Cap Value Fund	21,418
Van Kampen	Growth & Income A Fund	8,478
Spartan*	U.S. Equity Index	9,631
Spartan*	Extended Market Index	2,673
PIMCO	Total Return Adm	5,775
Perkins	Mid-Cap Value	1,074
Teledyne Technologies Incorporated*	Common stock, 483,252 shares	22,819
Participant loans*	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	11,073

		$476,582

*	Party-in-interest as defined by ERISA

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN Plan Administrative Committee
By:	/s/Robyn E. McGowan
Member